Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "MAGFAST, LLC", FILED IN THIS OFFICE ON THE THIRD DAY OF OCTOBER, A.D. 2017, AT 1:52 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

6566441 8100

SR# 20176451321

Authentication: 203339411

Date: 10-04-17

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:52 PM 10/03/2017
FILED 01:52 PM 10/03/2017
SR 20176451321 - File Number 6566441

CERTIFICATE OF FORMATION

OF

MAGFAST, LLC

The undersigned authorized person, for the purpose of forming a limited liability company pursuant to the provisions of the Limited Liability Company Act of the State of Delaware (the "LLCA"), hereby certifies as follows:

1. The name of the limited liability company is: MAGFAST, LLC

2. The registered office of the company in the State of Delaware is c/o United Corporate Services, Inc., 874 Walker Road, Suite C, in the City of Dover, County of Kent in the State of Delaware, 19904. The name of the company's registered agent at that address is United Corporate Services, Inc.

3. The nature of the business to be conducted by, and the purposes of, the company are to engage in any lawful act or activity for which a limited liability company may be organized under the LLCA.

4. The company reserves the right to amend, alter, change or repeal any provision contained in this Certificate in the manner now or hereafter prescribed by law, and all rights and powers conferred in this Certificate are subject to this reserved power.

5. The company may indemnify and advance expenses to any of its managers, officers and members, any person who has ceased to be a manager, officer or member, and the heirs, executors, administrators, successors and assigns of such a person or entity to the fullest extent permitted by the LLCA as the same exists now or may hereafter be amended.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of MAGFAST, LLC this 3rd day of October, 2017.

/s/PETER HOPPENFELD
Peter Hoppenfeld, Authorized Person